

Mail Stop 4631

October 3, 2016

Via E-mail
Mr. Ernesto Bautista III
Chief Financial Officer
CARBO Ceramics Inc.
575 North Dairy Ashford, Suite 300
Houston, TX 77079

> **RE:** **CARBO Ceramics Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-15903**

Dear Mr. Bautista:

We have reviewed your September 9, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2016 letter.

Form 10-K for the Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

General Business Conditions, page 24

1.   We note your response to prior comment one. Please address the following:
- Revise future filings to address the other factors, in addition to rig counts and commodity prices, as noted in your response, that significantly affect your business;

Mr. Ernesto Bautista III
CARBO Ceramics Inc.
October 3, 2016
Page 2

- Revise future filings to quantify the increase in the percentage of raw frac sand relative to the percentage of ceramic proppant since we note your 2015 Form 10-K, 3/31/16 Form 10-Q and 6/30/16 Form 10-Q indicate declines in revenues were partly due to "an increased number of operators using a higher percentage of raw frac sand as an alternative to proppant due to its lower cost;" and

- Tell us if any assumptions related to rig counts or commodity prices were included in your impairment analyses.

Critical Accounting Policies, page 25

2. In your response to prior comment three, you state that for your "wet process facilities, collectively, the carrying value was below the sum of the undiscounted cash flows." Please address the following:

- Explain to us how and why you determined that evaluating your wet process facilities collectively is appropriate and complies with ASC 360-10-35-23. In this regard, it is not clear to us how you determined this is the lowest level of identifiable cash flows since we note other facilities were separately evaluated; and

- Tell us what, if any, impact there would have been to your impairment analysis if you separately evaluated each wet process facility for impairment.

3. In your responses to prior comments three and four, you define normal capacity as facility utilization at or above 65% of the collective stated capacity of a facility. As part of your intended disclosures in future filings, please ensure you define normal capacity and also disclose the most recent period when normal capacity was achieved.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction